UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)1

Dynamic Materials Corporation

(Name of Issuer)

Common Stock, par value $0.05 per share

(Title of Class of Securities)

267888105

(CUSIP Number)

François Schwartz SNPE 12, Quai Henri IV 75181 Paris Cedex 04, France 011-33-1-4804-6554	with a copy to:	Joseph Maloney Orrick, Herrington & Sutcliffe LLP 666 Fifth Avenue New York, New York 212-506-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP No. 267888105	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SNPE, Inc.
IRS No. 22-2651646
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 267888105	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SOFIGEXI
IRS No. 22-2651646
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 267888105	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SNPE
IRS No. 22-2651646
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Item 1. Security and Issuer.

This Amendment Number 4 (“Amendment No. 4”) to the Schedule 13D originally filed by SNPE, Inc., SOFIGEXI and SNPE, relates to the Common Stock, $.05 par value (the “DMC Common Stock”), of Dynamic Materials Corporation, a Delaware corporation, (the “Issuer”). The address of the principal executive offices of the Issuer is 5405 Spine Road, Boulder, Colorado 80301. This Amendment No. 4 is being filed to reflect certain changes to Items 4, 5, 6 and 7.

Item 4. Purpose of Transaction

On May 10, 2006, SNPE, Inc. entered into an Underwriting Agreement (the “Underwriting Agreement”) with the Issuer and the several underwriters named in the Underwriting Agreement. Pursuant to Underwriting Agreement, SNPE, Inc. agreed to sell, and the underwriters agreed to purchase, 5,153,897 shares of DMC Common Stock (the “Shares”) held by SNPE, Inc.. SNPE, Inc. also granted the underwriters a 30 day option to purchase 773,085 shares of DMC Common Stock (the “Over-Allotment Shares”) to cover over-allotments, if any.

On May 11, 2006, the underwriters exercised their full over-allotment option, purchasing 773,085 shares of DMC Common Stock.

Currently, four of the Issuer’s seven directors are employed in other capacities by SNPE, including Mr. Michael Nicolas, who is currently Executive Vice President, Chemicals of SNPE; Mr. Michel Rieusset, who is currently General Counsel of SNPE; Mr. Francois Schwartz, who is currently Corporate Senior Vice President, Financial and Legal Affairs of SNPE, and Mr. Bernard Zeller, who is currently Senior Vice President – Strategy and Development of SNPE. These individuals are not obligated to step down from the Issuer’s Board. However, SNPE currently intends to relinquish these board seats.

Item 5. Interest in Securities of the Issuer.

A a result of the sale of the Shares and the Over-Allotment Shares, none of SNPE, Inc., SOFIGEXI and SNPE benefically own any shares of DMC Common Stock.

Item 6. Contracts, Arrangements, Undertakings or Relationships With respect to Securities of the Issuer.

The Shares and the Over-Allotment Shares were sold pursuant to the Underwriting Agreement.

Item 7. Material to be Filed as Exhibits.

1. Underwriting Agreement dated May 10, 2006 by and among SNPE, Inc., Dynamic Materials Corporation and the several underwriters named therein.

2. Joint Filing Agreement among SNPE, Inc., SOFIGEXI, and SNPE.

5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SNPE, Inc.

May 15, 2006	By:	/s/ François Schwartz
Date		François Schwartz
Chairman of the Board and CEO

SOFIGEXI

May 15, 2006	By:	/s/ François Schwartz
Date		François Schwartz
Président Directeur Général

SNPE

May 15, 2006	By:	/s/ François Schwartz
Date		François Schwartz
Corporate Senior Vice President and Chief Financial Officer

6

EXHIBIT INDEX

Exhibit
1	Underwriting Agreement dated May 10, 2006 by and among SNPE, Inc., Dynamic Materials Corporation and the several underwriters named therein.

2	Joint Filing Agreement among SNPE, Inc., SOFIGEXI and SNPE.

7